Exhibit 99.27

CONSENT OF H. AGNERIAN

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               The technical report dated January 17, 2007 entitled “Technical Report on the Alhue Gold Project of Minera Florida Limitada, Chile” (the “Minera Florida Report”); and

2.               The annual information form of the Company dated March 24, 2008, which includes reference to my name in connection with information relating to the Minera Florida Report and the properties described therein.

Date: March 31, 2008

/s/ H. Agnerian
Name: Hrayr Agnerian, M.Sc. (Applied), P. Geo. Title: